

May 20, 2019

Thomas H. Adams
Chief Executive Officer
Trovagene, Inc.
11055 Flintkote Avenue
San Diego, CA 92121

> **Re: Trovagene, Inc.**
> **Post-Effective Amendment No. 3 to Form S-1**
> **Filed May 17, 2019**
> **File No. 333-224808**

Dear Mr. Adams:

We have reviewed your post-effective amendment and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Post -Effective Amendment No. 3 to Form S-1

General

1. Please revise to include a complete prospectus that includes all of the disclosure items required by Part I. Refer to Securities Act Rule 472(b).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Jeffrey Fessler, Esq.